September 19, 2019 VIA EDGAR correspondence Ryan Sutcliff, Esq. United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549	Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

Re:	GraniteShares ETF Trust (the “Registrant”)
Post-Effective Amendment No. 10 (File Nos. 333-214796, 811-23214)

Dear Mr. Sutcliff:

We are writing in response to the Staff’s comments provided telephonically on September 19, 2019, with respect to your review of this firm’s letter dated August 20, 2019 conveying the Registrant’s responses to the Staff’s initial comments on Post-Effective Amendment No. 10 (“PEA No. 10”) to the Registrant’s registration statement on Form N-1A filed to register shares of the GraniteShares XOUT U.S. Large Cap ETF (the “Fund”).

We have reproduced your latest comments, followed by the Registrant’s responses. Capitalized terms used but not otherwise defined herein have the meanings attributed to such terms in PEA No. 10.

1. Comment: What is the Index Administrator’s relationship, if any, with the Adviser or the Index Provider, and how was the relationship, if any, established? Was the relationship, if any, established pursuant to an arm’s-length transaction?

Response: The Adviser has no relationship, contractual or otherwise, with the Index Administrator. The Administrator’s contract is with the Index Provider. In our experience, it is not uncommon for a person that develops an index to lack the resources necessary to administer the index on an ongoing basis and therefore to contract with an established index administrator that does have the expertise and resources to administer the index.

We note the following:

● The Index Provider only owns the index intellectual property. It is not involved is determining the index composition;

● The Index Administrator, EQM Indexes LLC, is the sole entity in charge of determining the index components, by applying the index rules to the index universe as defined in the index methodology;

Ryan Sutcliff, Esq.

September 19, 2019

● The Adviser can only access the index composition once it is publicly disseminated by the index administrator.

To the extent helpful, we have provided several examples of indices used by existing ETFs and for which the Index Administrator acts as index administrator:

Blockchain Blok 50 Global Index

●	Index provider: Emerita Capital Indices Inc.
●	Index administrator: EQM Indexes LLC
●	Index methodology: https://eqmindexes.com/wp-content/uploads/2019/07/EQM-Emerita-Blockchain-BLOK-50-Global-Index-v6.4.pdf
●	This index used by the Amplify Transformational Data Share ETF: https://www.amplifyetfs.com/blok

EQM Brand Value Index

●	Index provider: Brandometry
●	Index administrator: EQM Indexes LLC
●	Index methodology: https://eqmindexes.com/wp-content/uploads/2019/07/EQM-Brand-Value-Index-v1.41.pdf
●	This index is used by the Brand Value ETF: http://brandvalueetf.com/

2. Comment: Under the terms of the Fund’s exemptive order pursuant to which it will operate as a “self-indexing” fund, that is, an index-based ETF for which an “affiliated person” will serve as the index provider, is there a requirement that there be a “firewall” between the Adviser and the Index Provider?

Response: We presume the type of “firewall” being referred to consists of, as described in the Commission’s recent ETF rule proposing release (Exchange-Traded Funds, 83 Fed. Reg. 37332 (June 28, 2018). Federal Register: The Securities and Exchange Commission), policies and procedures designed to limit information sharing between portfolio management staff and index management staff. As further noted in footnote 66 in that proposing release, “[e]arlier relief granted to ETFs with affiliated index providers did not require full portfolio transparency, but included conditions that were intended to address potential conflicts of interest. (emphasis added).” Footnote 66 of that proposing release cites to exemptive proceedings in 2007 involving a request to drop the “firewall” provisions of a prior exemptive order, so the elimination of the firewall requirement may have been eliminated around that time.1 The Notice of the Fund’s exemptive application (Foreside ETF Trust, et al., File No. 812-14660, Notice (Sept. 26, 2016)), states that “[a]pplicants believe that existing protections under the Act and the Advisers Act will help to mitigate these potential conflicts of interest, as discussed below, and that requiring Self-Indexing Funds to maintain full portfolio transparency will also provide an effective additional mechanism for addressing these potential conflicts of interest.” There is no further discussion of the type of “firewall” described above.

1In the initial “HealthShares” Notice where the applicants requested that the related Order be amended (HealthShares, Inc., et al.; Notice of Application, 71 Fed. Reg. 67404 (Nov. 16, 2006). Federal Register: The Securities and Exchange Commission), the applicants stated that “the Index Personnel will not have any responsibility for the management of the Funds. In addition, applicants have adopted policies and procedures that, among other things, are designed to limit or prohibit communications between the Index Personnel and other employees of the Index Creator and the Advisor or any Sub-Advisor (“Firewalls”). Among other things, the Firewalls prohibit the Index Personnel from disseminating non-public information about the Indices, including potential changes to the Methodology, to, among others, the employees of the Advisor or any Sub-Advisor responsible for managing the Funds (“advisory personnel”). The Firewalls also prohibit the Advisor's and Sub-Advisor's advisory personnel from sharing any non-public information about the management of the Funds with the personnel responsible for creating, monitoring, calculating, maintaining or disseminating the Indices (i.e., Index Personnel and the Index Administrator/Calculation Agent). Further, the Advisor and the Sub-Advisor have adopted, pursuant to rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules under the Advisers Act. The Advisor, the Sub-Advisor and the Distributor each have adopted or will adopt a Code of Ethics as required under rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in rule 17j-1) from engaging in any conduct prohibited in rule 17j-1. In addition, the Advisor and the Sub-Advisor have adopted or will adopt policies and procedures to detect and prevent insider trading as required under section 204A of the Advisers Act, which are reasonably designed, taking into account the nature of their business, to prevent the misuse in violation of the Advisers Act, Exchange Act, or rules and regulations under the Advisers Act and Exchange Act, of material non-public information.”

Ryan Sutcliff, Esq.

September 19, 2019

Please contact the undersigned with any additional questions or comments.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner
Shareholder

Cc:	Benoit Autier, Chief Operating Officer and Head of Product, GraniteShares Advisors LLC